April 12, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Ms. Pamela A. Long, Assistant Director

Re:	Fortune Brands, Inc.
Registration Statement on Form S-4
File No. 333-131990

Dear Ms. Long:

On behalf of Fortune Brands, Inc. (“Fortune Brands” or the “Company”), submitted herewith for filing is Amendment No. 2 to the Registration Statement referenced above (“Amendment No. 2”). The Company is filing Amendment No. 2 in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter dated April 7, 2006 (the “Letter”) to Mr. Mark A. Roche, Esq., Senior Vice President, General Counsel and Secretary of Fortune Brands, Inc. with respect to the Registration Statement referred to above, originally filed with the Commission on February 22, 2006, as amended by Amendment No. 1 thereto (“Amendment No. 1”) as filed with the Commission on March 29, 2006 (the Registration Statement referred to above, as amended by Amendment No. 1 and Amendment No. 2, the “Registration Statement”). The responses are keyed to the numbering of the comments and the headings used in the Letter. In most instances, the Company has responded to the Staff’s comments by making changes to the disclosure set forth in the Registration Statement. An electronic version of Amendment No. 2 concurrently has been filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval system. For your convenience, we have enclosed three (3) copies of Amendment No. 2, marked to show changes made to Amendment No. 1.

Risk Factors, page 13

Comment 1:	The following risk factors still appear to be generic and/or do not pose a currently material risk. Please refer to the following:

•	“We compete in three distinct market segments, and our failure to attract and retain qualified personnel…” page 15

•	“Changes in golf equipment regulatory standards…”

Response:

The Company has revised the Registration Statement in response to the Staff’s comment. As you will note, we have deleted the risk factor referencing qualified personnel. Please see pages 15 through 17 of the Registration Statement.

Woodcraft Disposition, page 23

Comment 2:	We note the revisions in response to prior comment 18. Please disclose the results of the analyses used to determine the fair market value and the material assumptions made.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 23 of the Registration Statement.

Background of the Merger, page 27

Comment 3:	Please disclose what types of inquiries were made by other potential acquirors mentioned in the first paragraph of this section as well as the reasons why they were disregarded.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 28 of the Registration Statement.

Comment 4:	We note that the board considered multiples of earnings being paid by similarly situated companies in the same industry. Please disclose how this transaction compares to those other transactions.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 29 of the Registration Statement.

Comment 5:	Quantify the valuations discussed in the fifth and sixth paragraphs in more definite terms so that investors can compare these valuations to the aggregate merger consideration of $630 million.

Response:

The Company has revised the Registration Statement in response to the Staff’s comment. As you will note, such valuations are now encompassed in the paragraph addressing the offer presented on December 14, 2005. Please see page 29 of the Registration Statement.

Comment 6:	Please identify the members of the respective management teams that met in early December 2005.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 29 of the Registration Statement.

Comment 7:	In the sixth paragraph, please clarify who Mr. Klein is and his position with the company.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 29 of the Registration Statement.

Comment 8:

We note your response to comment 24 of our March 21, 2006 letter. Please disclose in the filing that the SBR’s board did not believe that there were negative factors with respect to the contemplated merger.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 31 of the Registration Statement.

Fortune Brands Reasons for the Merger, page 28

Comment 9:	Please explain why a decline in prices for petroleum based raw materials is a mitigating factor.

Response:

The Company has revised the Registration Statement to clarify that an increase in prices for petroleum based raw materials and natural gas is a mitigating factor. Please see page 30 of the Registration Statement.

Conditions to the Consummation of Merger, page 42

Comment 10:

We note your response to comment 31 of our March 21, 2006 letter. However, we reissue this comment as a waiver of conditions, such as the receipt of a tax opinion, can significantly affect a shareholder’s understanding of the consequences of the transaction. For instance, the taxation of this transaction can be akin to a change in the transaction’s consideration. Shareholders should have a basic understanding of the circumstances that would lead to you waiving important conditions to the merger.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 45 of the Registration Statement.

Material Federal Income Tax Consequences, page 51

Comment 11:	Given that you have obtained a tax opinion, please revise this section to identify tax counsel and to state that the discussion is counsel’s opinion.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment to identify that the discussion is based on the opinion of

Winston & Strawn LLP. Please see page 54 of the Registration Statement.

Comment 12:

Please clarify to state whether the transaction will qualify as a reorganization within the meaning of section 368(a) of the internal revenue code. The current disclosure assumes the conclusion you are trying to assert.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 55 of the Registration Statement.

Stock Purchase Plan, page 70

Comment 13:	Please disclose whether any officers or directors received stock under the plan and describe how these shares will be treated in the merger.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 73 of the Registration Statement.

Exhibits

Comment 14:	Please renumber the tax opinions as exhibits 8.1 and 8.2

Response:	The Company has revised the Registration Statement in response to the Staff’s comment.

Comment 15:

Please be advised that executed tax opinions must be filed prior to effectiveness of the registration statement. Counsel must also consent to both the reproduction of the opinion as an exhibit to the registration statement and to the prospectus discussion.

Response:	The Company has filed revised and executed tax opinions in response to the Staff’s comment. Please see exhibits 8.1 and 8.2 to the Registration Statement.

Exhibit 5.2

Comment 16:	Please remove language from the last paragraph of the opinion that it may only be relied upon by the board of directors.

Response:	The Company has filed a revised opinion in response to the Staff’s comment. Please see exhibit 8.1 to the Registration Statement.

Exhibit 5.3

Comment 17:	The reference to Mayer, Brown, Rowe & Maw LLP in the last paragraph on page one of Exhibit 5.3 is unclear. Please revise.

Response:	The Company has filed a revised opinion in response to the Staff’s comment. Please see the last paragraph on page one of exhibit 8.2 to the Registration Statement.

If you have any questions regarding the above or enclosed Registration Statement, kindly contact the undersigned at 312-558-7342 or Eric L. Jacobson of this firm at 312-558-6063.

Sincerely yours,

/s/ Gregory J. Bynan

cc:	Mark A. Roche
William E. Hamb